Exhibit 99.1

September 9, 2019

The Board of Directors

Changyou.com Limited

Changyou Building, Raycom Creative Industrial Park

No. 65 Bajiao East Road, Shijingshan District

Beijing 100043, People’s Republic of China

Re:	Preliminary Non-binding Proposal to Acquire Changyou.com Limited

Dear Members of Changyou.com Limited Board of Directors:

Sohu.com Limited, a Cayman Islands company (“Sohu,” “us” or “we”) and the ultimate parent and controlling shareholder of Changyou.com Limited, a Cayman Islands company (“Changyou”), is pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all of the outstanding Class A ordinary shares of Changyou, including Class A ordinary shares represented by American depositary shares (“ADSs”), each of which represents two Class A ordinary shares, that are not already owned by us on the principal terms and conditions described in this Proposal (the “Acquisition”).

We believe that this Proposal provides a very attractive opportunity to Changyou’s shareholders. Although this Proposal does not entail a change of control transaction, this Proposal represents a premium of 69% over the closing price of Changyou’s ADSs on September 6, 2019 and a premium of 57% over the average closing price of Changyou’s ADSs during the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this Proposal:

1.

Sohu as Sole Acquiror. We will be the sole purchaser in the Acquisition. Please also note that we are interested only in pursuing the Acquisition and are not interested in selling our Changyou shares or in participating in any other transaction involving Changyou. As we hold all of the Class B ordinary shares of Changyou that are currently outstanding, the Acquisition, if completed as proposed, would result in Changyou becoming an indirect wholly-owned subsidiary of Sohu, and Changyou’s ADSs would be delisted from the NASDAQ Global Select Market.

2.

Purchase Price and Acquisition. We propose to acquire all of the outstanding Class A ordinary shares of Changyou, including Class A ordinary shares represented by ADSs, that are not already owned by us at a purchase price equal to US$5.00 per Class A ordinary share, or US$10.00 per ADS, in cash. We will form an indirect subsidiary for the purpose of implementing the Acquisition. As we hold over 90% of the total voting power in Changyou, the Acquisition will be in the form of a short-form statutory merger with Changyou of the indirect subsidiary to be formed by us, in accordance with section 233(7) of the Companies Law (as amended) of the Cayman Islands.

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3.

Financing. We intend to finance the Acquisition with a combination of debt financing and our existing cash. Debt financing is expected to be provided by loans from one or more third-party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition. To this end, we have received indications from potential sources of debt financing that, subject to customary assumptions and conditions, they are highly confident that they will be able to arrange financing for the Acquisition. We expect that commitments for the debt financing, subject to customary assumptions, terms, and conditions, will be in place when the Definitive Agreements (as defined below) are executed.

4.

Due Diligence. We and parties providing financing will require a timely opportunity to conduct customary due diligence on Changyou. We request that the board of directors of Changyou (the “Changyou Board”) accommodate such due diligence request and approve the provision of confidential information relating to Changyou and its business, including its subsidiaries and variable interest entities, to possible sources of debt financing subject to a customary form of confidentiality agreement.

5.

Definitive Agreements. We are prepared to negotiate and finalize a plan of merger and other definitive agreements (the “Definitive Agreements”) expeditiously. Our Proposal is subject to execution of the Definitive Agreements, which are expected to include provisions typical for short-form statutory merger transactions of this type.

6.

Process. We believe that the Acquisition will provide value to Changyou’s shareholders. At the same time, we recognize that the Changyou Board will evaluate our Proposal and the Acquisition independently before it can make its determination whether to endorse it. Given our position as Changyou’s controlling shareholder, we believe it is prudent and in the best interests of Changyou for the Changyou Board to establish a special committee of independent members of the Changyou Board to consider our Proposal and the Acquisition (the “Special Committee”). We also expect that the Special Committee would retain independent legal and financial advisors to assist it in its work.

7.

Confidentiality. We intend to submit to the Securities and Exchange Commission (the “SEC”) a Form 6-K disclosing this Proposal, and we expect that Changyou will issue a press release, and submit to the SEC a corresponding Form 6-K, disclosing its receipt of this Proposal from us. However, we are sure you will agree with us that it is in all of our interests and those of Changyou’s public shareholders to ensure that our discussions relating to the Acquisition proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.

No Binding Commitment. This Proposal is not a binding offer, agreement, or agreement to make a binding offer or agreement at any point in the future. This Proposal is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition, nor does it create any binding rights or obligations of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

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In closing, we would like to express our commitment to working together to bring the proposed Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Sohu.com Limited

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer and Chairman of the Board of Directors

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